Mail Stop 6010

June 14, 2007

Mr. David E. O'Neil
Vice President of Finance and Treasurer
Satcon Technology Corporation
27 Drydock Avenue
Boston, MA 02210

>   **RE:    Satcon Technology Corporation**
>   **Form 10-K for the year ended December 31, 2006**
>   **File No. 1-11512**

Dear Mr. O'Neil:

We have reviewed your letter dated on June 8, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements and Supplementary Data, page 51

Note I.  Redeemable Convertible Series A and Series B Preferred Stock and Convertible Subordinated Debentures, page 80

Series B Convertible Preferred Stock, page 81


1.  Please refer to prior comment 6.  As noted in our prior comment, we note that on page 83 you disclose that you accounted for the preferred shares and warrants under EITF 00-27 by "allocating the proceeds received net of transaction costs based on the relative fair value of the redeemable convertible Series B Preferred Stock and the warrants issued to the investors, and then to any beneficial conversion rights contained in the convertible redeemable preferred securities."  Your response states that you reflect the preferred shares as a liability because you are accounting for those shares under paragraph 12 of SFAS 150.  Please respond to the following:


   ·   Please tell us how you evaluated the terms of the notes under paragraph 12 of SFAS 150 and which subparagraph of paragraph 12 you believe applies to the instrument.  It appears, based upon your response, that the instrument will be settled in a fixed number of shares based upon $5,000 divided by the conversion price of $2.03 per share.  The example in Paragraph 12(a) of SFAS 150 refers to a fixed amount payable with a variable number of the equity shares.

   ·   Under paragraphs 23 and 24 of SFAS 150, you should measure the instrument at fair value with changes in fair value recognized in earnings.  Please tell us in reasonable detail why your accounting for this instrument under EITF 00-27 is appropriate if this instrument is a liability under SFAS 150.


        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3604  regarding comments on the financial statements and related matters.  In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant